UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 27 January 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

GOLD FIELDS SUBSIDIARY JOINED TO NATIVE TITLE PROCEEDINGS

Gold Fields' subsidiary, St Ives Gold Mining Company Pty Ltd ("St Ives") which owns the St Ives Gold Mine in Western Australia has been named in proceedings brought in the Federal Court of Australia by the Ngadju People in relation to a native title claim over a parcel of land containing a number of mining tenements held by St Ives and transferred from Western Mining Corporation ("WMC") in 2001. The proceedings have been set down for hearing in March 2014 but a decision is not expected for between 6 to 12 months. Any decision can thereafter be appealed by any of the parties.

"Native title" means the rights and interests held by Aboriginal people under traditional laws and customs, in relation to land or water to which those Aboriginal people have a connection, that are recognised under the common law of Australia.

The State of Western Australia is the lead respondent in the proceedings. St Ives joined as an additional respondent party, in order to protect its specific interests.

The area to which the Ngadju People claim to hold native title covers approximately 250 mining tenements held by St Ives. The Ngadju People have asserted that 210 of those tenements are invalid because the "the right to negotiate" the Native Title Act 1993 (Cth) ("NTA") was not followed in relation to:

• The excision of the tenements from the State Agreement, and transfer of the tenements from WMC to St Ives in 2001;
• The grant of replacement tenements to St Ives in 2004, pursuant to the Mining Act 1978 (WA); and
• The renewal of certain tenements in 2007, pursuant to the State Agreement.

The right to negotiate requires the native title party, the Government party (in this case, the State of Western Australia) and the party obtaining the interest (in this case, St Ives) to negotiate and reach agreement prior to the grant of certain interests.

It is difficult to provide definitive guidance on the potential consequences for St Ives if the Ngadju group are successful. However, the Ngadju may seek remedies analogous to those available under the laws of trespass. This could include an injunction to stop unlawful interference with native title by conducting mining activities and damages.

If invalidity is found, that consequence is not necessarily immutable. The NTA provides that the Ngadju, Gold Fields and the State could enter into an indigenous land use agreement that validates any invalid leases. However, any such agreement is entirely voluntary.

Gold Fields is strongly of the view that the assertions made by the Ngadju People are unfounded and without merit. It has engaged Senior Counsel and is vigorously defending its position in these proceedings.

Gold Fields will keep the market informed of any material developments in the matter.

Johannesburg
27 January 2014

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 January 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer